

September 15, 2010

Mr. Lawrence A. Gyenes
Chief Financial Officer and Treasurer
Columbia Laboratories, Inc.
354 Eisenhower Parkway
Livingston, New Jersey   07039

>   **Re: Columbia Laboratories, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2009**
>   **Form 10-Q/A for the Quarterly Period Ended March 31, 2010**
>   **Form 10-Q for the Quarterly Period Ended June 30, 2010**
>   **Current Report on Form 8-K, filed May 18, 2010**
>   **File No. 001-10352**

Dear Mr. Gyenes:

We have reviewed your filings and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information and any amendment filed, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Operations, page 7

1. We note that you are substantially dependent on Lubrizol, Inc., the only supplier of the polymer used in your BDS-based products. Please provide draft disclosure to be included in future filings in which you describe all material terms of your agreement with Lubrizol. Also, please file a copy of the agreement with Lubrizol as an exhibit, or provide us with a detailed analysis supporting the conclusion that you are not required to do so.

Licensing and Development Agreements
Merck Serono S.A., page 13

2. Please provide draft disclosure to be included in future filings in which you describe all the material terms of your license and supply agreement with Merck Serono, including price and payment terms, and term and termination provisions. We note that you renewed this agreement in May of 2010.

Patents, Trademarks and Proprietary Information, page 16

3. Please provide proposed disclosure to be included in future filings about material foreign patents, including the nature of the product or project covered by such patents, jurisdictions in which you have patent protection and expiration dates of the patents.

Compensation Discussion and Analysis
Risk Assessment, page 62

4. We note your disclosure that the "Compensation Committee concluded that the Company's executive compensation program maintains an appropriate balance between risks and rewards, particularly in light of the actions taken by the Compensation Committee to help mitigate risk through the establishment of stock ownership guidelines." However, we also note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

2009 Annual Cash Incentive Bonus

5. We note that "[a]ctual payouts under the Incentive Plan are recommended by the Committee to the Board based on achievement of corporate goals, overall individual performance, and the broad discretion of the Committee and Board." We also note your disclosure of the Company's goals and results for 2009 and the Committee's assessments of goal achievements. Please confirm that in future filings you will also:

    • discuss the overall individual performance goals and the level of achievement for those goals; and
    • quantify, to the extent quantifiable, company and individual performance goals and the level of achievement of those goals (for example, targeted revenue and earnings before interest, taxes, depreciation, amortization, and stock compensation expense).

Consolidated Financial Statements
Consolidated Statements of Operations, page F-6

6. Please provide us proposed disclosure to include in your future filings that presents license and royalty revenues and their cost of revenue separately from product revenue and their costs of revenue. Refer to rule 5-03 1. and 2.of Regulation S-X.

(7) Shareholders' Equity

7. In October 2009 you completed a registered offering of common stock and warrants. You classified the warrants within stockholders' equity. If sold in a registered offering, warrants should be classified as a liability since the company is either explicitly or implicitly obligated to deliver registered shares upon exercise and settlement of the warrant unless terms in the warrant agreement provide for settlement in unregistered shares. Tell us why under GAAP the warrants are not required to be classified as liabilities with changes in fair value recognized in the statement of operations.

Form 10-Q/A for the Quarterly Period Ended March 31, 2010

Item 1. Financial Statements
Notes to Condensed Consolidated Financial Statements
(6) Notes Payable

8. Please tell us why you concluded that the potential for sale of substantially all of the assets of the company was remote at December 31, 2009 and, therefore, you assigned a nominal value to the embedded derivative at that date. In your response, provide us a chronology of the events leading up to December 31, 2009 that support your conclusion. Reconcile these events to the events described in the Definitive Proxy Statement filed on Schedule 14A on June 1, 2010. Tell us how your nominal value at December 31, 2009 complies with ASC 820-10.

9. Tell us why you continued to reflect a liability for the embedded derivative subsequent to the March 3, 2010 amendment to the Notes that eliminated the right of any holder of the Notes to cause the Company to redeem the Notes by virtue of the Watson Transaction.

10. Please explain your statement "If the notes remain outstanding, the value of the embedded derivative will fluctuate in future periods based on any changes in the fair value of the Consideration and the carrying value of the notes" as it is not clear why the carrying value of the Notes would affect the value of the embedded derivative considering that Notes reflect a discount for unamortized original issue discount and beneficial conversion feature. Tell us how the fair value you recorded at March 31 and June 30, 2010 for the embedded derivative complies with ASC 820-10.

Item 4. Controls and Procedures
Evaluation of Disclosure Controls and Procedures

11. On July 26, 2010 you determined that in calculating the value of an embedded derivative you understated value of the Consideration given by $3,066,490. As a result you have re-evaluated the effectiveness of the design and operation of your disclosure controls and procedures as of March 31, 2010 and have concluded that your disclosure controls and procedures were not effective. You state that you placed increased scrutiny on the financial reporting controls which included evaluation of an embedded derivative. Revise your disclosures to discuss when the error was discovered and the circumstances that led to the discovery of the error. Please provide us draft disclosure to be included in an amendment to your March 31, 2010 Form 10-Q to discuss:
   - any internal control deficiencies that allowed the misapplication of some accounting provisions to prevail over time;
   - whether and how you changed your controls and procedures as a result of the restatement;
   - the procedures that you have established or will be establishing and the time frame in which these procedures will be implemented; and
   - the party or parties responsible for creating and implementing these procedures.

Form 10-Q for the Quarterly Period ended June 30, 2010

(6) Financing Agreements, Watson Note

12. You disclose that under certain circumstances the Watson Note would accelerate and you would be required to repay all amounts due plus interest. Please tell us your consideration of the applicability of the provisions of ASC 815-15-25 to this feature.

Item 4. Controls and Procedures
Evaluation of Disclosure Controls and Procedures

13. Please tell us how your chief executive officer and chief financial officer have concluded that your disclosure controls and procedures are effective at June 30, 2010, given that your disclosure controls and procedures were assessed as not effective at the end of March 31, 2010 and you report no change in your internal control over financial reporting during the period ended on June 30, 2010.

Current Report on Form 8-K, filed May 18, 2010

   14. We note that Exhibit 10.1 omits Schedules A through G. Please amend your report to file a complete version of Exhibit 10.1, including all schedules.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In responding to our comments, please provide a written statement from the company acknowledging that:

   - the company is responsible for the adequacy and accuracy of the disclosure in the filing;
   - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
   - the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       You may contact Ibolya Ignat, Staff Accountant at (202) 551-3656, or Lisa Vanjoske, Senior Staff Accountant at (202) 551-3614 if you have any questions regarding the processing of your response as well as any questions regarding the comments on the financial statements and related matters. You may contact Johnny Gharib, Staff Attorney, at (202) 551-3170 or Sebastian Abero Gomez, Staff Attorney, at (202) 551-3578 regarding other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

                                        Sincerely,

                                        Jim B. Rosenberg
                                        Senior Assistant Chief Accountant